EX-28.h.7.a

APPENDIX A

To the Master-Feeder Services Agreement between

Nationwide Variable Insurance Trust

and Nationwide Fund Management LLC

Effective May 1, 2007

Renewed May 1, 2012*

NAME OF FUND

American Funds NVIT Growth Fund

American Funds NVIT Global Growth Fund

American Funds NVIT Asset Allocation Fund

American Funds NVIT Bond Fund

American Funds NVIT Growth-Income Fund

*	As most recently approved at the March 8, 2012 Board Meeting.